Mail Stop 6010

November 29, 2007

Sandra H. Miller
Acting General Counsel
WellPoint, Inc.
120 Monument Circle
Indianapolis, IN 46204

> **Re: WellPoint, Inc.**
> **Definitive Proxy Statement**
> **Filed April 4, 2007**
> **File No. 001-16751**

Dear Ms. Miller:

We have reviewed your response letter dated October 31, 2007 and have the following comments. Please respond to our comments by December 13, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your responses to prior comments 1, 3 and 4. In your future filings, as applicable, please include disclosure in your Compensation Discussion and Analysis similar to the substance of your responses to those comments.

2. We have reviewed your response to prior comment 2. It is unclear from your response how you will include disclosure in your Compensation Discussion and Analysis that will address the comment. As such, we reissue the comment.

3. Our prior comment 5 sought analysis of the growth levels in your financial and operational metrics that the target goals were intended to incentivize. Since it is relatively clear from your current disclosure that "Adjusted Diluted EPS" is a financial metric that is intended to incentivize growth in your earnings per share, our comment sought discussion and analysis as to the level of growth in your earnings per share that this particular performance measure was intended to incentivize. For example, what percentage increase in Adjusted Diluted EPS would the named executive officers need to achieve in order to be entitled to their

respective performance awards under this metric. Include similar disclosure for your other identified performance measures.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney